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                          December 28, 2022

       Chandler D. Robinson
       Chief Executive Officer
       Monopar Therapeutics Inc.
       1000 Skokie Blvd., Suite 350
       Wilmette, IL 60091

                                                        Re: Monopar
Therapeutics
                                                            Registration
Statement on Form S-3
                                                            Filed December 21,
2022
                                                            File No. 333-268935

       Dear Chandler D. Robinson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              John J. Harrington